The Herzfeld Caribbean Basin Fund, Inc.

Quarterly Distribution in Stock and Cash; Modification to Self-Tender Policy

MIAMI BEACH, FLA., August 20, 2021 –The Herzfeld Caribbean Basin Fund, Inc. (NASDAQ: CUBA) (the “Fund”) today announced that the Fund has made changes to its managed distribution policy (the “Policy”) to pay its September 30, 2021 distribution using a combination of shares of common stock and cash as outlined below and has modified the Self-Tender Policy to extend the date for commencement of the expected Self-Tender to no later than October 31, 2021.

Quarterly Distribution in Stock and Cash:

The Fund has announced a quarterly distribution to be paid as follows:

Declaration Date	Ex-Date	Record Date	Payment Date	Per Share
08/20/2021	08/27/2021	08/30/2021	9/30/2021	$0.26475

The distribution for stockholders will be paid in cash or shares of our common stock at the election of stockholders. The total amount of cash distributed to all stockholders will be limited to 20% of the total distribution to be paid, excluding any cash paid for fractional shares. The remainder of the distribution (approximately 80%) will be paid in the form of shares of our common stock. The exact distribution of cash and stock to any given stockholder will be dependent upon his/her election as well as elections of other stockholders, subject to the pro-rata limitation.

The number of shares of common stock to be issued to stockholders receiving all or a portion of the dividend in shares of common stock will be based on the volume weighted average price per share of common stock on the Nasdaq Capital Market on September 17, 20 and 21, 2021.

Management believes that the cash and stock distribution will allow the Fund to strengthen its balance sheet and to be in a position to capitalize on potential future investment opportunities.

The schedule above applies to the distribution for stockholders of record on the close of business on the record date.

The details of the distribution will be described in the election form and accompanying materials that will be mailed to stockholders in connection with the distribution not later than promptly following the record date. Election forms must be returned on or before 5:00 p.m. Eastern Time on September 20, 2021 to be effective.

Stockholders who do not return a timely and properly completed election form before the election deadline will be deemed to have made an election to receive 100% of their distribution in stock.

Participants in the Fund’s dividend reinvestment plan will also receive an election form. The investment feature of the dividend reinvestment plan will be suspended for the distribution and will be reinstated after the distribution has been completed.

Stockholders who hold their shares through a bank, broker or nominee, or in “street name” will not receive an election form directly from the Company and should receive information regarding the election process from their bank, broker or nominee. Street name holders should contact their bank, broker or nominee for additional information.

The Fund expects that distributions under the Policy will exceed investment income and available capital gains and thus expects that distributions under the Policy will likely include returns of capital for the foreseeable future. A return of capital may occur, for example, when some or all of a stockholder’s investment is paid back to the stockholder. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income.’ Any such returns of capital will decrease the Fund’s total assets and, therefore, could have the effect of increasing the Fund’s expense ratio. In addition, in order to maintain the level of distributions called for under its Policy, the Fund may have to sell portfolio securities at a less than opportune time.

The following table sets forth the estimated amounts of the current distribution and the cumulative distributions paid this fiscal year to date from the following sources: net investment income, net realized capital gains and return of capital. All amounts are expressed per common share.

	Current Distribution	% Breakdown of the Current Distribution	Total Cumulative Distributions for the Fiscal Year to Date	% Breakdown of the Total Cumulative Distributions for the Fiscal Year to Date
Net Investment Income	$0.00	0%	$0.00	0%
Net Realized Short-Term Capital Gains	$0.00	0%	$0.00	0%
Net Realized Long-Term Capital Gains	$0.00	0%	$0.00	0%
Return of Capital	$0.26475	100%	$0.26475	100%
Total (per common share)	$0.26475	100%	$0.26475	100%

Average annual total return (in relation to NAV) for the 5-year period ending on July 30, 2021	7.58%
Annualized current distribution rate expressed as a percentage of NAV as of July 30, 2021	15.33%

Cumulative total return (in relation to NAV) for the fiscal year through July 30, 2021	-2.12%
Cumulative fiscal year distributions as a percentage of NAV as of July 30, 2021	0.00%

No conclusions should be drawn about the Fund’s investment performance from the amount of the Fund’s distributions or from the terms of the Policy.

The primary purpose of the Policy is to provide stockholders with a constant, but not guaranteed, fixed minimum rate of distribution each quarter (currently set at the annual rate of 15% of the Fund’s net asset value as determined on June 30, 2021 and payable in quarterly installments). The Fund cannot predict what effect, if any, the Policy will have on the market price of its shares or whether such market price will reflect a greater or lesser discount to net asset value as compared to prior to the adoption of the Policy.

The amount distributed per share is subject to change at the discretion of the Board. The Policy is subject to ongoing review by the Board to determine whether it should be continued, modified or terminated. The Board may amend the terms of the Policy, suspend the Policy, or terminate the Policy at any time without prior notice to the Fund’s stockholders if it deems such actions to be in the best interest of the Fund or its stockholders. The amendment or termination of the Policy could have an adverse effect on the market price of the Fund's shares.

With each distribution that does not consist solely of net investment income, the Fund will issue a notice to stockholders and an accompanying press release that will provide detailed information regarding the amount and composition of the distribution and other related information. The amounts and sources of distributions reported in the notice to stockholders are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during its full fiscal year and may be subject to changes based on tax regulations. The Fund will send stockholders a Form 1099-DIV for the respective calendar year that will tell them how to report these distributions for federal income tax purposes. Stockholders should consult their tax advisor for proper tax treatment of the Fund’s distributions.

Under the Policy, the Fund will distribute all available investment income to its stockholders, consistent with its investment objective and as required by the Internal Revenue Code of 1986, as amended (the “Code”). The amount distributed per share is subject to change at the discretion of the Fund’s Board of Directors (“Board”). If sufficient investment income is not available on a quarterly basis, the Fund will distribute long-term capital gains and/or return capital to its stockholders in order to maintain its managed distribution level. The Fund is currently not relying on any exemptive relief from Section 19(b) of the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund may make additional distributions from time to time, including additional capital gain distributions at the end of the taxable year, if required to meet requirements imposed by the Code and/or the 1940 Act.

Future distributions by the Fund may be made in all cash or using a combination of shares of common stock and cash, as shall be determined from time to time by the Board.

Modification of Self-Tender Policy to Extend Self-Tender Date:

The Fund’s Self-Tender Policy has been modified to provide that the Fund, subject to annual Board approval, intends to commence a tender offer on or before October 31 of each year. Previously, the Self-Tender Policy provided that the Fund would commence a tender offer within 90 days of the fiscal-year end. Under the Self-Tender Policy, as modified, the Fund intends to commence a tender offer on or before October 31 of 5% of outstanding shares of the Fund at 97.5% of NAV if the average discount was greater than 10% for the most recently completed fiscal year. The average discount for the fiscal year ended June 30, 2021 exceeded the 10% threshold, accordingly, it is anticipated that a tender offer pursuant to the Self-Tender Policy will commence on or before October 31, 2021. A further announcement regarding the specific details of the tender offer will be forthcoming.

About Thomas J. Herzfeld Advisors, Inc.

Thomas J. Herzfeld Advisors, Inc., founded in 1984, is an SEC registered investment advisor, specializing in investment analysis and account management in closed-end funds. The Firm also specializes in investment in the Caribbean Basin. The HERZFELD/CUBA division of Thomas J. Herzfeld Advisors, Inc. serves as the investment advisor to The Herzfeld Caribbean Basin Fund, Inc. a publicly traded closed-end fund (NASDAQ: CUBA).

More information about the advisor can be found at www.herzfeld.com.

Past performance is no guarantee of future performance. An investment in the Fund is subject to certain risks, including market risk. In general, shares of closed-end funds often trade at a discount from their net asset value and at the time of sale may be trading on the exchange at a price which is more or less than the original purchase price or the net asset value. An investor should carefully consider the Fund’s investment objective, risks, charges and expenses. Please read the Fund’s disclosure documents before investing.

Forward-Looking Statements

This press release, and other statements that TJHA or the Fund may make regarding management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects, including statements relating to: management’s beliefs that the cash and stock distribution will allow the Fund to strengthen its balance sheet and to be in a position to capitalize on potential future investment opportunities, when there can be no assurance either will occur; the tax consequences of the distributions to stockholders; and other factors may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the Fund’s or TJHA’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions. TJHA and the Fund caution that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and TJHA and the Fund assume no duty to and do not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance. With respect to the Fund, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, particularly with respect to Cuba and other Caribbean Basin countries, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Fund or in the Fund’s net asset value; (2) the relative and absolute investment performance of the Fund and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, and regulatory, supervisory or enforcement actions of government agencies relating to the Fund or TJHA, as applicable; (8) terrorist activities, international hostilities and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or TJHA or the Fund; (9) TJHA’s and the Fund’s ability to attract and retain highly talented professionals; (10) the impact of TJHA electing to provide support to its products from time to time; (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions; and (12) the effects of an epidemic, pandemic or public health emergency, including without limitation, COVID-19. Annual and Semi-Annual Reports and other regulatory filings of the Fund with the SEC are accessible on the SEC’s website at www.sec.gov and on TJHA’s website at www.herzfeld.com/cuba, and may discuss these or other factors that affect the Fund. The information contained on TJHA’s website is not a part of this press release.

Contact:

Tom Morgan
Chief Compliance Officer

Thomas J. Herzfeld Advisors, Inc.

1-305-777-1660